Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited)

1	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	March 31,	December 31,
As at (in millions of Canadian dollars)	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$576	$209
Accounts receivable and other current assets (Note 5)	1,876	2,339
Prepaid expenses	145	146
Inventories	569	661
Regulatory assets (Note 6)	995	914
Total current assets	4,161	4,269
Other assets	1,176	1,213
Regulatory assets (Note 6)	3,155	3,095
Property, plant and equipment, net	42,194	41,663
Intangible assets, net	1,511	1,548
Goodwill	12,433	12,464
Total assets	$64,630	$64,252

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$361	$253
Accounts payable and other current liabilities	2,958	3,288
Regulatory liabilities (Note 6)	469	595
Current installments of long-term debt (Note 7)	2,362	2,481
Total current liabilities	6,150	6,617
Regulatory liabilities (Note 6)	3,367	3,320
Deferred income taxes	4,092	4,060
Long-term debt (Note 7)	26,466	25,931
Finance leases	344	336
Other liabilities	1,128	1,146
Total liabilities	41,547	41,410
Commitments and contingencies (Note 13)
Equity
Common shares (1)	14,773	14,656
Preference shares	1,623	1,623
Additional paid-in capital	8	10
Accumulated other comprehensive income	967	1,008
Retained earnings	3,896	3,733
Shareholders' equity	21,267	21,030
Non-controlling interests	1,816	1,812
Total equity	23,083	22,842
Total liabilities and equity	$64,630	$64,252
(1)    No par value. Unlimited authorized shares. 484.4 million and 482.2 million issued and outstanding as at March 31, 2023 and December 31, 2022, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
For the quarter ended March 31 (in millions of Canadian dollars, except per share amounts)	2023	2022

Revenue	$3,319	$2,835

Expenses
Energy supply costs	1,312	1,083
Operating expenses	741	669
Depreciation and amortization	436	407
Total expenses	2,489	2,159
Operating income	830	676
Other income, net (Note 9)	69	42
Finance charges	315	258
Earnings before income tax expense	584	460
Income tax expense	100	67
Net earnings	$484	$393

Net earnings attributable to:
Non-controlling interests	$31	$27
Preference equity shareholders	16	16
Common equity shareholders	437	350
	$484	$393

Earnings per common share (Note 10)
Basic	$0.90	$0.74
Diluted	$0.90	$0.74

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the quarter ended March 31 (in millions of Canadian dollars)	2023	2022

Net earnings	$484	$393

Other comprehensive (loss) income
Unrealized foreign currency translation losses (1)	(44)	(161)
Other (2)	(2)	20
	(46)	(141)
Comprehensive income	$438	$252

Comprehensive income attributable to:
Non-controlling interests	$26	$14
Preference equity shareholders	16	16
Common equity shareholders	396	222
	$438	$252
(1)Net of hedging activities and income tax expense of $nil and $1 million, respectively
(2)Net of income tax expense of $1 million and $8 million, respectively
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2023	2022

Operating activities
Net earnings	$484	$393
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	378	356
Amortization - intangible assets	38	35
Amortization - other	20	16
Deferred income tax expense	31	23
Equity component, allowance for funds used during construction (Note 9)	(23)	(17)
Other	6	40
Change in long-term regulatory assets and liabilities	21	(10)
Change in working capital (Note 11)	(40)	(23)
Cash from operating activities	915	813

Investing activities
Additions to property, plant and equipment	(907)	(866)
Additions to intangible assets	(47)	(49)
Contributions in aid of construction	51	39
Other	(38)	(40)
Cash used in investing activities	(941)	(916)

Financing activities
Proceeds from long-term debt, net of issuance costs	634	829
Repayments of long-term debt and finance leases	(333)	(227)
Borrowings under committed credit facilities	1,903	1,424
Repayments under committed credit facilities	(1,737)	(1,600)
Net change in short-term borrowings	108	76
Issue of common shares, net of costs and dividends reinvested	14	22
Dividends
Common shares, net of dividends reinvested	(170)	(160)
Preference shares	(16)	(16)
Subsidiary dividends paid to non-controlling interests	(23)	(20)
Other	8	9
Cash from financing activities	388	337
Effect of exchange rate changes on cash and cash equivalents	5	—
Change in cash and cash equivalents	367	234
Cash and cash equivalents, beginning of period	209	131
Cash and cash equivalents, end of period	$576	$365

Supplementary Cash Flow Information (Note 11)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	453	31	484
Other comprehensive loss	—	—	—	—	(41)	—	(5)	(46)
Common shares issued	2.2	117	—	—	—	—	—	117
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(23)	(23)
Dividends declared on common shares ($0.565 per share)	—	—	—	—	—	(274)	—	(274)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(2)	—	—	1	(1)
As at March 31, 2023	484.4	$14,773	$1,623	$8	$967	$3,896	$1,816	$23,083

As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	366	27	393
Other comprehensive loss	—	—	—	—	(128)	—	(13)	(141)
Common shares issued	2.1	117	—	(1)	—	—	—	116
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(20)	(20)
Dividends declared on common shares ($0.535 per share)	—	—	—	—	—	(255)	—	(255)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2022	476.9	$14,354	$1,623	$8	$(168)	$3,553	$1,624	$20,994

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand and market pricing; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iii) changes in foreign exchange rates; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC ("ITC Midwest") and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2022 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by the Iowa Coalition for Affordable Transmission ("ICAT") requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base return on equity (“ROE”) for transmission owners operating in the Midcontinent Independent System Operator, Inc. (“MISO”) region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

6	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
2. REGULATORY MATTERS (cont'd)

Transmission Right of First Refusal ("ROFR"): The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. Management does not believe that this proceeding will impact projects that have already been approved and under development, however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In April 2023, hearings concluded on the TEP general rate application, which seeks new customer rates effective September 1, 2023 using a December 31, 2021 test year. While the timing and outcome of this proceeding is unknown, a recommended order and opinion from the administrative law judge is expected mid-year.

PPFAC Mechanism: The Purchased Power and Fuel Adjustment Clause ("PPFAC") mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In January 2023, TEP filed a request to collect a PPFAC balance of US$148 million over a 12-month period. The timing and outcome of this proceeding is unknown. On May 2, 2023, the ACC approved a rate adjustment at UNSE to recover a PPFAC balance of US$104 million over a 33-month period.

Central Hudson
Customer Information System ("CIS") Implementation: In 2022, the New York Public Service Commission ("PSC") released a report into the deployment by Central Hudson of its new CIS. The PSC also issued an Order to Commence Proceeding and Show Cause, which directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of the CIS implementation costs. Central Hudson was also required to submit a plan to eliminate bi-monthly bill estimates and to evaluate the customer impacts of such a change. Central Hudson's response was filed in January 2023. The timing and outcome of this proceeding is unknown.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In 2021, the British Columbia Utilities Commission ("BCUC") initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed a final argument with the BCUC in December 2022 and the proceeding remains ongoing, with a decision expected by mid-2023.

FortisAlberta
2024 GCOC Proceeding: In 2022, the Alberta Utilities Commission ("AUC") initiated proceedings to establish the cost of capital parameters for Alberta regulated utilities, including consideration of a formula-based approach to setting the allowed ROE for 2024 and beyond. The proceeding remains ongoing, and a decision is expected in the third quarter of 2023.

Third PBR Term: In 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third performance-based rate setting ("PBR") term commencing in 2024. The AUC also initiated a new proceeding to consider the design of the third PBR term. The proceeding remains ongoing, and a decision from the AUC is expected in the fourth quarter of 2023.

Rural Electrification Association ("REA") Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. FortisAlberta filed an appeal with the Alberta Court of Appeal, asserting that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. The Court dismissed the appeal on April 28, 2023. FortisAlberta continues to review the decision and assess other means, including legislative amendments, to recover these costs.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2022 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

7	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
3. ACCOUNTING POLICIES (cont'd)

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2022 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $9 million for the three months ended March 31, 2023 (three months ended March 31, 2022 - $13 million) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at March 31, 2023, accounts receivable included $4 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2023 and 2022.

8	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended March 31, 2023
Revenue	519	740	442	750	179	139	507	3,276	43	—	—	3,319
Energy supply costs	—	337	207	375	—	47	344	1,310	2	—	—	1,312
Operating expenses	135	190	162	96	42	30	60	715	12	14	—	741
Depreciation and amortization	101	87	28	77	64	24	50	431	4	1	—	436
Operating income	283	126	45	202	73	38	53	820	25	(15)	—	830
Other income, net	17	14	14	7	—	1	7	60	—	9	—	69
Finance charges	99	36	18	41	30	20	21	265	—	50	—	315
Income tax expense	47	14	9	45	3	1	6	125	6	(31)	—	100
Net earnings	154	90	32	123	40	18	33	490	19	(25)	—	484
Non-controlling interests	28	—	—	—	—	—	3	31	—	—	—	31
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	126	90	32	123	40	18	30	459	19	(41)	—	437

Additions to property, plant and equipment and intangible assets	336	185	78	113	119	27	93	951	3	—	—	954

As at March 31, 2023
Goodwill	8,295	1,868	610	913	228	235	257	12,406	27	—	—	12,433
Total assets	23,686	12,674	5,244	8,826	5,617	2,619	4,975	63,641	796	209	(16)	64,630

Quarter ended March 31, 2022
Revenue	460	538	375	694	167	129	459	2,822	13	—	—	2,835
Energy supply costs	—	210	162	354	—	43	312	1,081	2	—	—	1,083
Operating expenses	123	162	149	83	42	33	53	645	12	12	—	669
Depreciation and amortization	92	89	25	75	60	17	44	402	4	1	—	407
Operating income	245	77	39	182	65	36	50	694	(5)	(13)	—	676
Other income, net	9	3	15	4	1	2	2	36	—	6	—	42
Finance charges	80	31	13	36	26	18	18	222	—	36	—	258
Income tax expense	41	6	9	31	4	2	5	98	1	(32)	—	67
Net earnings	133	43	32	119	36	18	29	410	(6)	(11)	—	393
Non-controlling interests	24	—	—	—	—	—	3	27	—	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	109	43	32	119	36	18	26	383	(6)	(27)	—	350

Additions to property, plant and equipment and intangible assets	335	162	64	130	111	30	78	910	5	—	—	915

As at March 31, 2022
Goodwill	7,674	1,728	564	913	228	235	244	11,586	27	—	—	11,613
Total assets	21,075	11,331	4,486	8,214	5,266	2,570	4,403	57,345	724	281	(148)	58,202

9	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

($ millions)	2023	2022
Quarter ended March 31
Balance, beginning of period	(58)	(53)
Credit loss expense	(8)	(5)
Credit loss deferral	(1)	—
Write-offs, net of recoveries	8	5
Balance, end of period	(59)	(53)

See Note 12 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2022 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2023	2022
Regulatory assets
Deferred income taxes	1,862	1,874
Rate stabilization and related accounts	573	557
Deferred energy management costs	453	445
Employee future benefits	200	207
Derivatives	177	84
Deferred lease costs	142	132
Deferred restoration costs	112	91
Manufactured gas plant site remediation deferral	93	97
Generation early retirement costs	77	78
Other regulatory assets	461	444
Total regulatory assets	4,150	4,009
Less: Current portion	(995)	(914)
Long-term regulatory assets	3,155	3,095

Regulatory liabilities
Deferred income taxes	1,351	1,364
Future cost of removal	1,336	1,306
Rate stabilization and related accounts	355	297
Employee future benefits	265	306
Renewable energy surcharge	126	126
Energy efficiency liability	87	89
Derivatives	83	224
Other regulatory liabilities	233	203
Total regulatory liabilities	3,836	3,915
Less: Current portion	(469)	(595)
Long-term regulatory liabilities	3,367	3,320

10	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022

7. LONG-TERM DEBT	As at
	March 31,	December 31,
($ millions)	2023	2022
Long-term debt	27,179	26,921
Credit facility borrowings	1,818	1,657
Total long-term debt	28,997	28,578
Less: Deferred financing costs and debt discounts	(169)	(166)
Less: Current installments of long-term debt	(2,362)	(2,481)
	26,466	25,931

Significant Long-Term Debt Issuances		Interest
Year-to-Date March 31, 2023	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
UNS Energy
Unsecured senior notes	February	5.50	2053	US	375	(1) (2)
Central Hudson
Unsecured senior notes	March	5.68	2033	US	40	(2) (3)
Unsecured senior notes	March	5.78	2035	US	15	(2) (3)
Unsecured senior notes	March	5.88	2038	US	35	(2) (3)
(1)    Repay maturing long-term debt
(2)    General corporate purposes
(3)    Repay short-term and/or credit facility borrowings

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. As at March 31, 2023, $2.0 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2023	2022
Total credit facilities	3,793	2,048	5,841	5,850
Credit facilities utilized:
Short-term borrowings (1)	(361)	—	(361)	(253)
Long-term debt (including current portion) (2)	(896)	(922)	(1,818)	(1,657)
Letters of credit outstanding	(62)	(38)	(100)	(128)
Credit facilities unutilized	2,474	1,088	3,562	3,812
(1)    The weighted average interest rate was 5.3% (December 31, 2022 - 4.9%).
(2)    The weighted average interest rate was 5.6% (December 31, 2022 - 5.1%). The current portion was $1,441 million (December 31, 2022 - $1,376 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2023 through 2027.

See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

On May 1, 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. The facility is repayable at any time without penalty.

11	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2023	2022	2023	2022
Quarter ended March 31
Service costs	15	26	5	9
Interest costs	40	28	8	5
Expected return on plan assets	(50)	(49)	(6)	(6)
Amortization of actuarial (gains) losses	(2)	1	(4)	(2)
Regulatory adjustments	4	(2)	2	1
Net benefit cost	7	4	5	7

Defined contribution pension plan expense for the three months ended March 31, 2023 was $16 million (2022 - $14 million).

9. OTHER INCOME, NET

($ millions)	2023	2022
Quarter ended March 31
Equity component, allowance for funds used during construction	23	17
Non-service component of net periodic benefit cost	16	24
Interest income (1)	16	1
Gain on derivatives, net	9	4
Gain (loss) on retirement investments, net	4	(8)
Other	1	4
	69	42
(1)    Includes interest on regulatory deferrals, including the PPFAC at TEP and UNSE

10. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2023			2022
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended March 31
Basic EPS	437	483.1	0.90	350	475.7	0.74
Potential dilutive effect of stock options	—	0.3		—	0.4
Diluted EPS	437	483.4	0.90	350	476.1	0.74

12	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
11. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2023	2022
Quarter ended March 31
Change in working capital
Accounts receivable and other current assets	281	(95)
Prepaid expenses	—	5
Inventories	91	69
Regulatory assets - current portion	(4)	(12)
Accounts payable and other current liabilities	(405)	8
Regulatory liabilities - current portion	(3)	2
	(40)	(23)

Non-cash investing and financing activities
Accrued capital expenditures	381	353
Common share dividends reinvested	103	94
Contributions in aid of construction	11	12

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2023, unrealized losses of $177 million (December 31, 2022 - $84 million) were recognized as regulatory assets and unrealized gains of $83 million (December 31, 2022 - $224 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended March 31, 2023, unrealized gains of $14 million were recognized in revenue (three months ended March 31, 2022 - unrealized losses of $17 million).

13	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $119 million and terms of one to three years expiring at varying dates through January 2026. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2023, unrealized gains of $6 million were recognized in other income, net (three months ended March 31, 2022 - unrealized losses of $6 million).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through November 2024 and have a combined notional amount of $417 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2023, unrealized gains recognized in other income, net were $2 million (three months ended March 31, 2022 - $nil).

Interest Rate Locks
In March 2023, the Corporation entered into an interest rate lock with a total notional value of $100 million to manage the interest rate risk associated with the refinancing of long-term debt maturing in the fall of 2023. The lock has a 10-year term and will be terminated no later than November 1, 2023. Fair value is measured using a discounted cash flow method based on Canadian dollar offered rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized gains were immaterial for the three months ended March 31, 2023.

In April 2023, ITC entered into interest rate locks with 10-year terms and a total notional value of US$260 million to manage interest rate risk associated with the anticipated issuance of long-term debt in 2023.

Cross-Currency Interest Rate Swaps
In May 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. Unrealized gains of $1 million were recorded in other comprehensive income for the three months ended March 31, 2023.

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three months ended March 31, 2023, gains of $2 million was recognized in other income, net (three months ended March 31, 2022 - losses of $4 million).

14	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	106	—	106
Energy contracts not subject to regulatory deferral (2)	—	62	—	62
Total return swaps and interest rate lock (2)	—	4	—	4
Other investments (4)	127	—	—	127
	127	172	—	299
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(200)	—	(200)
Energy contracts not subject to regulatory deferral (5)	—	(8)	—	(8)
Foreign exchange contracts and cross currency swaps (5)	—	(21)	—	(21)
	—	(229)	—	(229)
As at December 31, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	304	—	304
Energy contracts not subject to regulatory deferral (2)	—	49	—	49
Other investments (4)	150	—	—	150
	150	353	—	503
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(164)	—	(164)
Energy contracts not subject to regulatory deferral (5)	—	(8)	—	(8)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(26)	—	(26)
	—	(198)	—	(198)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at March 31, 2023
Derivative assets	168	37	28	103
Derivative liabilities	(208)	(37)	—	(171)

As at December 31, 2022
Derivative assets	353	54	63	236
Derivative liabilities	(172)	(54)	—	(118)

15	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at March 31, 2023, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2023	2022
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	130	586
Electricity power purchase contracts (GWh)	420	224
Gas swap contracts (PJ)	186	185
Gas supply contract premiums (PJ)	128	148
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,074	1,886
Gas swap contracts (PJ)	19	34
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable due to the suspension of collection efforts in response to the COVID-19 pandemic, as well as higher commodity prices. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through federal and state programs, and collection efforts are expected to expand in 2023. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $63 million as at March 31, 2023 (December 31, 2022 - $178 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at March 31, 2023, US$3.0 billion (December 31, 2022 - US$2.9 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.7 billion (December 31, 2022 - US$10.6 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2023, the carrying value of long-term debt, including current portion, was $29.0 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $27.0 billion (December 31, 2022 - $25.8 billion).

16	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2023 and 2022
13. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2022 Annual Financial Statements.

Contingencies
In April 2013, FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

14. SUBSEQUENT EVENT

On May 1, 2023, the Corporation announced that FHI had entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its 93.8% ownership interest in Aitken Creek for approximately $400 million, subject to customary closing conditions and adjustments. The purchase is subject to required approval, principally by the BCUC, and is expected to close by the end of the year with a March 31, 2023 effective date.

17	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT